Exhibit 1A-6B

Master Servicing Agreement

This Master Servicing Agreement (Agreement) is entered into by and Southside Community Development & Housing Corporation (Southside), and Cloud Capital Management, LLC D/B/A MWM (Client), and is effective September 10, 2018.

WHEREAS, CLIENT seeks to engage Southside from time to time to provide certain products and/or perform certain services (collectively “Services”) with respect to mortgage outreach, loss mitigation and other related services; and Southside possesses the requisite skills, training and experience to provide those products and/or perform those services in accordance with the terms and conditions in this Agreement;

WHEREAS, CLIENT and Southside now wish to enter into this Agreement under which all products and services within its scope provided to CLIENT by Southside subsequent to the Effective Date will be subject, eliminating the need for multiple negotiations and multiple agreements between CLIENT and Southside; and

NOW THEREFORE, in consideration of the terms of the Agreement and other consideration, the parties agree as follows:

1. Southside will perform and deliver services under statement of work orders (“Statement of Work Orders”), in accordance with the services, pricing, milestones, delivery dates, specifications and requirements as set forth in such Statement of Work Orders (attached).

2. Term. Each separate Statement of Work Order may have its own termination date or other terms. The term of this Agreement is effective as of September 10, 2018 and shall continue until terminated in writing by the parties. Notwithstanding the term of this Agreement, either party reserves the right to terminate this Agreement without cause upon 30 days written notice. Either party reserves the right to immediately terminate this Agreement upon a material breach of the Agreement by the other party. Upon termination by CLIENT, Southside shall discontinue providing the services set forth in this Agreement, including services ordered by CLIENT prior to the effective date of the termination. Southside shall be paid for any fees, as described in Section 4 of this Agreement, only if the services were completed for a property.

3. Relationship; Independent Contractor and Service Provider. Pursuant to this Agreement, Southside will be a service provider and independent contractor of CLIENT. Nothing in this Agreement will create any association, partnership or joint venture or any agency or employer-employee relationship between CLIENT and Southside. Southside will not represent themselves, either orally or in writing, to be CLIENT employees, agents or contractors.

4. Fees and Billing.

a. Fees. Fees to be paid to Southside shall be set forth in each Statement of Work Order Fee Schedule (attached).

b. Other Expenses. CLIENT will not be responsible for payment of any other expenses and costs incurred by Southside, including but not limited to telephone, copying, computer, legal support, training or travel unless it is authorized by the Statement of Work Order.

c. Invoices. On a monthly basis, by the 10th business day of the month, Southside will submit, to the attention of Cloud Capital Management, LLC, 300 S. Orange Avenue, Suite 1000, Orlando, Florida, 32801, an invoice for services provided during the immediately preceding month. Each invoice will include a description of services provided during the previous month, the list of the properties for which services were provided, the amount payable and other documentation as CLIENT may request to verify the charges. CLIENT will have no obligation to pay for services for which CLIENT does not receive an invoice within ninety (90) days after the services were provided.

d. Payment. CLIENT will pay for Southside services within thirty (30) days after receipt of a properly documented invoice. In the event of any questions or disputes related to an invoice, CLIENT will pay the undisputed portion of the invoice within thirty (30) days after receipt and will pay any remaining payable amounts within ten (10) days after all questions and disputes have been resolved to CLIENT satisfaction. If CLIENT fails to pay any undisputed invoice within 30 days then Southside shall be allowed to collect interest on the unpaid amount at the annual rate of 5% per annum.

5. Training and Management of Services. Southside will provide training to its employees or retained representatives to ensure that the services are conducted in accordance with applicable laws and the terms of this Agreement. As part of its services, management of Southside will monitor the services provided by its employees or retained representatives, perform periodic quality control and follow up inspections, and upon request generate reports for CLIENT regarding this effort, including policies, procedures, internal controls, and training materials.

6. Representations. Southside represents that the services provided by Southside will comply with all applicable federal, state and local laws, including, without limitation, the Fair Debt Collection Practices Act, all fair housing laws, and the Gramm-Leach-Bliley Act and other applicable privacy and data protection laws. Southside also represents that Southside will throughout the term maintain and comply with the terms of all licenses and permits necessary to provide the services.

7. Confidentiality.

a. Client Information. The term “Client Information” means any information provided by CLIENT (or by others working with CLIENT, including Servicers) to Southside, or to which Southside is exposed as a result of or in connection with this Agreement or while providing services, whether delivered orally or in writing or observed by Southside and whether or not it is specifically marked or designated confidential. Without limiting the foregoing, the following information constitutes Client Information: all information relating to the referred mortgages, the borrowers, the financial information relating to borrowers, and the secured properties. The term “Client Information” also includes, without limitation:

i. Any materials that Southside prepares based on Client Information, including, without limitation, notes made by Southside based on discussions with CLIENT employees or others working with Client and any reports; and

ii. Any “non-public personal information” as defined in the Gramm-Leach- Bliley Act and any information (furnished by Freddie Mac or a third party) that is subject to any applicable privacy or data security law, including, without limitation, information that identifies, relates to or describes a particular individual (collectively, “Sensitive Private Information”).

iii. Use, Disclosure and Copying of Client Information. Southside will treat all Client Information as strictly confidential. Without limiting the foregoing:

iv. Southside will not use Client Information except to the extent necessary to Southside’s obligations to CLIENT under this Agreement.

v. Southside will not disclose or permit the disclosure of Client Information, except to its employees and contractors engaged in the initiative who need to know such Client Information to perform Southside’s obligations to CLIENT under this Agreement, and who have a legal duty to maintain the confidentiality of Client Information and to use Client Information only as permitted by this Section 7. Notwithstanding the foregoing, Southside will be responsible for the use and disclosure of Client Information by Southside’s employees or its retained representatives.

vi. Southside will exercise at least the same degree of care to preserve the confidentiality of Client Information that Southside exercises to protect its own confidential information of a similar level of sensitivity, but in no event less than a reasonable degree of care.

vii. Southside will not copy any Client Information, except to the extent necessary to perform Southside’s obligations to CLIENT under this Agreement. Southside will retain all confidentiality markings on any Client Information and will prominently mark “Confidential” on all copies and other materials it produces that include Client Information. Southside will maintain and provide to CLIENT upon request an accurate log of each copy made of Client Information and of the individuals to whom each such copy is distributed.

b. Legal and Regulatory Compliance. Southside will comply with all legal and regulatory requirements applicable to Client Information. Without limiting the foregoing:

i. Southside will implement appropriate measures to (A) ensure the security and confidentiality of Client Information, (B) protect against any anticipated threats or hazards to the security or integrity of Client Information, and (C) protect against unauthorized access to or use of Client Information. CLIENT may, in its sole discretion, monitor or audit Southside to confirm that Southside has satisfied its obligations under this Section 7(c)(i) (provided that any such monitoring or auditing will not relieve Southside from its obligations under this Section 7(c)(i)), and Southside will cooperate with CLIENT to facilitate such monitoring or auditing, as reasonably requested by CLIENT.

ii. With respect to Sensitive Private Information, Southside will exercise at least the degree of care required by applicable privacy and data security laws, and the corresponding rules and regulations. Such care will in no event be less than the degree of care required of financial institutions by the Gramm-Leach-Bliley Act and its implementing guidance and rules to protect “nonpublic personal information” as defined in the Gramm-Leach-Bliley Act.

iii. In the event Southside knows or reasonably believes that there has been any unauthorized access to or acquisition of data that compromises the security, confidentiality or integrity of Client Information (“Security Breach”), Southside will: (A) immediately notify CLIENT; (B) promptly investigate, correct, mitigate or otherwise deal with the Security Breach at Southside’s expense, including, without limitation, by identifying Client Information affected by the Security Breach and preventing the continuation and recurrence of the Security Breach; (C) provide to CLIENT and its designees all information and assistance needed to enable CLIENT to provide timely notices disclosing a Security Breach as required by applicable law, including, without limitation, technical forensics assistance to determine the extent of the Security Breach and identify the names and contact information of affected individuals; and (D) without limiting any other rights or remedies that may be available to Client, and provided that such Security Breach resulted from the negligence or willful misconduct of Southside or its employees and retained representatives, reimburse CLIENT for the expenses CLIENT incurs as a result of the Security Breach, including, without limitation, any expenses CLIENT incurs in investigating the Security Breach and notifying affected individuals. If both CLIENT and Southside are required to notify affected individuals following a Security Breach, CLIENT and Southside will discuss whether it would be appropriate and feasible to provide a single form of notice. In addition, CLIENT will have the right to approve (such approval not to be unreasonably withheld) notices provided by Southside to the extent such notices identify CLIENT or could lead to a belief that CLIENT was involved in the Security Breach.

c. Required Disclosure. In the event Southside anticipates that it may be required for any reason to release or disclose Client Information outside its organization other than as permitted in Section 7(b)(ii), Southside will promptly notify CLIENT and will take such actions as may be necessary or reasonably requested by CLIENT to provide CLIENT with a meaningful opportunity to seek a protective order or otherwise respond in such manner as CLIENT deems appropriate.

d. Return of Client Information. Southside will return all Client Information (including, without limitation, hard copies and word processing and other computer files that contain Client Information) to CLIENT promptly upon the earliest to occur of: (i) written demand by CLIENT; (ii) termination of this Agreement; or (iii) completion of all services.

e. Exceptions. Southside’s obligations under this Section 7 will not extend to Client Information to the extent Southside establishes that such information: (i) is publicly known at the time in question without a breach of this Section 7, provided that Southside’s obligations will apply with respect to Sensitive Private Information and to all information in any CLIENT database notwithstanding the fact that the Sensitive Private Information or database may include or consist of information that is publicly available; (ii) is provided to Southside on a non-confidential basis by a third party that is not itself under any confidentiality obligation with respect to the information; or (iii) is independently developed by Southside without use of or reference to Client Information. However, notwithstanding the fact that a portion of Client Information is or becomes non-confidential, Southside’s obligations under this Section 7 will continue to apply to all other Client Information. This Section 7 will not prevent Southside from disclosing Client Information to the extent required by a government agency or court of competent jurisdiction, provided that Southside complies with the requirements of Section 7(d).

f. Suggestions. Southside may from time to time provide comments, suggestions and other feedback to CLIENT concerning the initiative or Client Information (“Suggestions”). All Suggestions are provided on a purely voluntary basis and, in the absence of a separate agreement executed by both patties, will not create any confidentiality or other obligation on the part of CLIENT. Except to the extent otherwise agreed by the parties in writing, CLIENT will have the right to use and disclose Suggestions in such manner as it elects in its sole discretion, without obligation of any kind to Southside.

8. Intellectual Property Rights.

a. Deliverables. All work product provided by Southside will belong exclusively to CLIENT, and, to the fullest extent permissible under applicable law, will be deemed a “work for hire.” Southside hereby assigns to CLIENT all of Southside’s right, title and interest in and to all deliverables and any intellectual property rights related thereto.

b. No Transfer of Rights. Nothing in this Agreement will grant to Southside any rights in or to Client Information, including, without limitation, any patent, trademark, copyright, trade secret or other intellectual property rights related thereto.

9. Indemnification. Southside will indemnify and hold harmless CLIENT and its directors, officers, employees and agents from and against any and all injuries, damages, losses, liabilities, claims, judgments and settlements, including all reasonable costs, expenses and attorney’s fees, arising out of any action or claim arising from or related to any third-party claim or negligence or any breach of any of the terms of this Agreement, including but not limited to the representations under Section 6 and any breach of Section 7 by Southside or its respective directors, officers, employees or agents; provided, however, it is understood and agreed (notwithstanding the foregoing terms of this Section 9) that CLIENT will not be entitled to seek indemnification under this Section 9 to the extent that a breach of this Agreement by Southside is attributable to negligence by CLIENT in identifying properties of delinquent borrowers.

10. Audit Right. Upon CLIENT’S request, Southside will allow CLIENT and any regulatory agency with jurisdiction over CLIENT to review or audit Southside’s records, files, processes and controls related to this Agreement. Southside will make its personnel and facilities reasonably available and otherwise cooperate fully in connection with the reviews and audits. Such review and audit may include quality control reviews of the services provided by Southside.

11. General.

a. Modification. Amendment and Waiver. No modification, amendment or waiver of any provision of this Agreement will be valid unless it is in writing and signed by the party against whom it is sought to be enforced. No waiver at any time of any provision of this Agreement will be deemed a waiver of any other provision of this Agreement at that time or a waiver of that or any other provision of this Agreement at any other time.

b. Assignment. This Agreement, and the rights and obligations of the parties, will not be assignable or delegable by Southside without the prior written consent of CLIENT which consent may be granted or withheld in CLIENT’S sole discretion. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties and their respective beneficiaries, heirs, legal representatives, successors and assigns.

c. Survival. Each party’s rights and obligations under the following sections will survive the expiration or earlier termination of the Term: Section 4 (Fees); Section 6 (Representations); Section 7 (Confidentiality); Section 8 (Intellectual Property Rights); Section 9 (Indemnification); Section 11(b) (Assignment); and Section 11(h) (Publicity).

d. Severability. The provisions of this Agreement are severable. If any provision of this Agreement is for any reason declared invalid, illegal or unenforceable by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement. In addition, if any provision of this Agreement is for any reason declared invalid, illegal or unenforceable by a court of competent jurisdiction, the parties will promptly substitute for such provision an enforceable provision that preserves the original intentions of the parties to the maximum extent possible in accordance with applicable law.

e. Notices. All notices required or permitted hereunder will be in writing and will be deemed to have been properly given (i) upon delivery, if delivered personally or by a nationally recognized courier service, or (ii) five (5) business days after mailing, if mailed by certified mail, postage prepaid, return receipt requested. In each case, notices must be addressed to the parties at the following addresses (or to such other address of which a party may notify the other):

If to Cloud Capital Management, LLC D/B/A MWM:

Terrence Osterman, Manager

300 S. Orange Avenue

Suite 1000

Orlando, Florida 32801

(407) 378-6868

If to Southside Community Development & Housing Corporation:

Dianna Bowser

President

1624 Hull Street

Richmond, VA 23224

804.231.4449

f. Captions. The captions in this Agreement are included for convenience of reference only and will not be construed to define or limit any of the provisions contained herein.

g. Exclusivity. CLIENT acknowledges that Southside provides similar services to other lenders, servicers and homeowners and this agreement does not restrict Southside from rendering other such services as long as it does not conflict with the terms of this Agreement.

h. Publicity. Without CLIENT’S prior consent, Southside will not disclose, advertise nor publish the fact that Southside has contracted to furnish services to CLIENT nor disclose to a third party any details connected with this Agreement. Notwithstanding the foregoing, unless notified otherwise by CLIENT, Southside may not include CLIENT in any customer list that it provides to individual prospective customers for marketing purposes (it being understood that this sentence will not be deemed to authorize Southside to include CLIENT’S name in any advertisements or publications, even as part of a customer list).

i. Construction. The parties acknowledge that this Agreement was negotiated by equally sophisticated parties, each of whom obtained such advice from their respective legal counsel as they deemed necessary. This Agreement will not be construed more strictly against one party than the other based on the fact that any part or all of the Agreement was drafted by such party.

j. Entire Agreement. This Agreement constitutes the only agreement between CLIENT and Southside relating to the subject matter hereof, and no representations, promises, understandings or agreements, oral or otherwise, will be of any force or effect.

By signing below, the undersigned have expressed their mutual agreement to the foregoing.

Southside Community Development & Housing Corp.		Cloud Capital Management, LLC D/B/A MWM

By:	/s/ Dianna C. Bowser	By:

Name:	Dianna C. Bowser	Name:

Title:	President / CEO	Title:

Date:	9/10/2018	Date:

SCDHC SCOPE OF WORK FOR CLOUD CAPITAL

OBJECTIVES – Cloud Capital Management, LLC D/B/A MWM (“Cloud”) provides sustainable living situations for underserved markets across the country by recycling old or troubled mortgages. In furtherance of its mission, Cloud is forming Money With Meaning Fund, LLC (“the Fund”). The Fund will invest in non-performing mortgage loans, (typically a single-family residential property) and delinquent in payment. Southside Community Development & Housing Corporation (“SCDHC”) is a nonprofit community development corporation and HUD-approved housing counseling agency. Cloud seeks to engage SCDHC from time to time to provide certain products and/or perform certain services (collectively “Services”) with respect to mortgage outreach, loss mitigation and other related services; and SCDHC possesses the requisite skills, training and experience to provide those products and/or perform those services in accordance with the terms and conditions in this Scope of Work.

SCOPE OF WORK – Please see the attachment (“the Attachment”) for a detailed description of the work flow and Cloud’s and SCDHC’s respective scopes of responsibilities.

DEFINIITONS –

“RMS” (risk management system): Information system that assists in consolidating property values, claims, policy, and exposure information and providing the tracking and management reporting capabilities to enable users to monitor and control the overall cost of risk management.

“Botdoc”: remote real real-time secure digital document transmission platform utilizing text messaging and email with end-to-end encryption.

“ShortSave”: technology which leverages smartphones and allows borrowers to interact with their lenders and servicers online.

DELIVERABLES SCHEDULE – Please see the Attachment for a detailed schedule of milestones and deliverables and an overview of tasks and deadlines.

PRICING –

●	Initial payment from Cloud to SCDHC of $500 per loan asset immediately upon Cloud tasking SCDHC with initiating borrower outreach

●	Additional payments from Cloud to SCDHC are to be made pursuant to and in the amounts as follows:

○	Loan Reperformance: The homeowner is able to refinance the loan and stay in the house.

■	Metric: Once borrower has completed 6 month of the Get Back on Your Feet trial plan and SCDHC gathers all needed data to modify loan (via bot-doc and short-save) and borrower has made 1st payment on loan modification (completion of loss mitigation package and a signed loan modification with proof of first payment made). During the six month “get back on your fact plan” its imperative that SDHC is the single point of contact and can help these borrowers through the process of getting into a full loan mod, set up ach payments with servicer ( this 6 months allows time to underwrite borrower and gather data needed to permanently modify loan), After the 90 day moratorium on reaching out to borrower by the servicer is lifted, the servicer may call the borrower. However, in a perfect world, Cloud wants borrower to call the housing counselor whom they should have a relationship with already before calling the servicer to seek direction. To define “complete six (6) month trial plan”, Cloud understands from its experience regarding borrowers and doesn’t consider this a metric for failure from SCDHC’s end. Cloud’s main metric is that SCDHC is there for borrowers during this six (6) month plan to reach out to and communicate with them for assistance. Once the six (6) months ends, Cloud will be able to see outreach efforts by SCDHC as it will be documented on the RMS system and or short-save system.

■	Payment: Five Hundred Dollars ($500) to be paid to SCDHC. Said payment shall be invoiced to Cloud and paid thirty (30) business days after the borrower’s first payment is deposited on the permanent loan modification. Payment will not be paid upon first payment of the Get Back on Your Feet program. Borrower payment data is monitored through the RMS platform. When borrower makes his first payment and it is reflected in RMS, SCDHC will invoice Cloud for a success fee of $500.

o	Cash for Keys

■	Metric:

■	If occupied: (1) Cash for Keys agreement delivered to borrower; (2) collection and receipt of the signed document; (3) evidence of the property being vacated; (4) and cash delivered to the borrower and (5) all the terms in our cash for keys agreement have been met by the borrower. SCDHC will have the cash for keys agreement so there is no misunderstanding between Cloud and SCDHC. Borrower will sign a consent judgment in case borrower defaults on the cash for keys agreement.

■	If vacant: Once it is established that Cloud has or can get free and clear title to the property via foreclosure (borrower signs a consent judgment or deed in lieu of foreclosure (DIL) which is included in Cloud’s cash for keys agreement) or Cloud pays off liens to get clear title and delivery of cash to the borrower or executor or trustee or whomever.

■	Payment: Cloud to pay SCDHC $500. Payment shall be collected at closing of the sale of the real estate from Cloud to new owner. Payment to SCDHC will appear on the HUD settlement statement when selling an REO procured from this strategy. If using a rental strategy on REO’s procured from this strategy, $500 fees will be paid to SCDHC upon receipt of first rent payment.

○	Deed in Lieu of Foreclosure

■	Metric: Consent judgment signed

■	Payment: Cloud to pay SCDHC $500. Payment shall be collected at closing of the sale of the real estate from Cloud to new owner. Payment to SCDHC will appear on the HUD settlement statement when selling an REO procured from this strategy. If using a rental strategy on REO’s procured from this strategy, $500 fees will be paid to SCDHC upon receipt of first rent payment. Said payment shall be invoiced to Cloud and paid thirty (30) business days after the borrower’s first rental payment is made on the lease agreement.

■	If Cloud sells property by providing owner-financing, $500 fees will be paid to SCDHC upon receipt of first mortgage note payment. Said payment shall be invoiced to Cloud and paid thirty (30) business days after the borrower’s first payment is made on the mortgage loan note.

Southside Community Development & Housing Corp.		Cloud Capital Management, LLC D/B/A MWM

By:	/s/ Dianna C. Bowser	By:

Name:	Dianna C. Bowser	Name:

Title	President/CEO	Title:

Date:	9/10/2018	Date:

ATTACHMENT – WORK FLOW

●	Cloud Capital buys mortgage note

○	Loan gets boarded with servicer

○	90-day moratorium (beginning from date transfer letter goes out to borrower) on any outreach from servicer to borrower

○	90-day moratorium allows SCDHC time for outreach (with no cooling-off period) and also allows for only one point of contact with borrower to minimize confusion

●	All loan information gets boarded onto NS Capital Management’s RMS platform

●	From RMS platform, Cloud tasks SCDHC with initiating borrower outreach. Tasks include

○	Send introduction package to borrower using Botdoc and snail mail

■	Intro package is intended to: (1) inform borrower of what is about to happen, the importance of communicating with SCDHC and; (2) give 70% “back on your feet” plan which is paying 70% of P&I for 6 months.

○	Call borrower with offer

■	Intended to clarify what is in package, make 70% “back on your feet’’ plan offer again, and/or assist with technology (SCDHC housing counselor introduces borrower to short save if applicable).

○	Door knocking where applicable

■	Door knocking is a contingency and a credibility factor where SCDHC collects documents and delivers package to borrower

●	Once package is sent, SCDHC waits 7 days to call to confirm borrower has received it. (Borrower may have called SCDHC to say they have received).

●	DISPOSITION OF NOTE

o	CONTACT with Borrower

■	Does Borrower want to save home?

●	YES SAVE:

○	SCDHC is authorized to offer again the 70% “back on your feet” plan

○	Determine from borrower best way to communicate with them i.e. whether borrower has cell phone with text messaging capabilities. If and when we can determine whether borrower is able to receive text messages, this will allow Cloud and Southside to use messaging technology (i.e. Message Buddies) to deliver materials to borrowers e.g. gift cards, additional questions, job openings etc.

○	Cloud orders 6-month plan paperwork

■	Start HHF process if borrower qualifies

■	6-month repayment plan gives SCDHC time to work the HHF. Builds up credibility and allows time to underwrite for a full loan modification

■	Finish HHF

○	Deliver plan to borrower and have borrower return signed plan and place in borrower’s file as an attachment within RMS (preferably via botdoc or shortsave)

○	During 6-month period, SCDHC performs deeper underwriting to create permanent modification of loan by having borrower complete the loss mitigation package and provide the information using on shortsave.

○	Permanent modification is sustainable.

■	Season RPL for 6 months

■	Exit by selling RPL

●	NO SAVE:

○	Offer deed in lieu of foreclosure and cash for keys

○	Task to have this done

○	Buyer signs docs

○	Cloud owns REO

○	Shift to NS REO management. NS REO strategies include, but not limited to, rehabilitation, rental, owner financed sale, conversion to group home

○	Exit

○	NO CONTACT with Borrower

■	Squeaky wheel 3 months until success

●	Cloud likes to give SCDHC 3 months to reach out If at the end of 2 months no success, order a “door knock” if occupied. The door knocks will only have to happen under special circumstances and as a last resort First, the packages will be delivered using the bot doc service (digital) and paper mail. SCDHC waits seven (!) days and then calls borrower. If still getting no response from borrower, then SCDHC tasks Cloud and NS Asset manager the situation through RMS system and how Cloud/NS would like to proceed (i.e. order door knock or some other strategy) or if SCDHC communicated with borrower on the phone and its determined borrower needs special assistance, then we need to order the door knock to assist.

■	If no contact, Southside notifies Cloud of same utilizing RMS. Cloud will initiate foreclosure proceedings

■	Foreclose

●	Cloud owns REO

●	Shift to NS REO management. NS REO strategies include, but not limited to, rehabilitation, rental, owner financed sale, conversion to group home

■	Exit